Exhibit 12.1

											Three Months Ended
	Year Ended December 31,										March 31,
	2006		2007		2008		2009		2010		2010		2011
RATIO OF EARNINGS TO FIXED CHARGES

Net Income (Loss) from Continuing Operations	$55,905		$67,598		$77,691		$82,111		$58,436		$20,951		$(5,913)
Interest Expense	47,611		44,092		39,746		39,075		$90,602		14,553		20,710
Net Income (Loss) before Fixed Charges	103,516		111,690		117,437		121,186		149,038		35,504		14,797

Capitalized Interest	$-		$110		$160		$141		$22		$1		$2
Interest	47,611		44,092		39,746		39,075		90,602		14,553		20,710
Total Fixed Charges	$47,611		$44,202		$39,906		$39,216		$90,624		$14,554		$20,712

Earnings / Fixed Charge coverage ratio	2.2	x	2.5	x	2.9	x	3.1	x	1.6	x	2.4	x	*

* Our earnings were insufficent to cover fixed charges by $5,915.